Exhibit 99.2

Asia Entertainment & Resources Ltd. Announces Rolling Chip Turnover for the First Half of 2010

HONG KONG--(BUSINESS WIRE)--Asia Entertainment & Resources Ltd. (“AERL”) (NASDAQ: AERL  - News) (NASDAQ: AERLW - News), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced unaudited Rolling Chip Turnover (as defined below) for the first half 2010 as well as the month of June 2010. Rolling Chip Turnover for the first half of 2010 in Macau was US$4.342 billion, up 160% year-over-year, compared to US$1.672 billion for the first half of 2009. Rolling Chip Turnover for the month of June 2010 in Macau was US$693 million, up 119% year-over-year, compared to US$316 million for the month of June 2009.

The Company’s VIP rooms are primarily focused on high stakes baccarat. Baccarat accounts for approximately 88% of total Macau casino winnings according to the DICJ. In Macau, two remuneration methods are used to compensate VIP room gaming promoters. On a fixed commission basis, VIP room gaming promoter revenues are based on an agreed percentage of Rolling Chip Turnover. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred. Compared to the fixed commission basis, the win/loss split basis subjects the VIP room gaming promoter to the risk of losses from the gaming patron’s activity and greater volatility.

In first half of 2009, all of AERL’s business was on a win/loss split model. However, to reduce the risks of losses and volatility, in the last quarter of 2009, AERL successfully transitioned the VIP room in the Galaxy Star World in Downtown Macau to a fixed 1.25% commission on Rolling Chip Turnover. During the first half of 2010, the majority of AERL’s business was on a fixed commission basis. The VIP room at the MGM Grand Hotel and Casino continues to operate at approximately a 43% (including certain incentive allowances) win/loss split basis. At this rate, and assuming a win rate (the percentage that a casino’s win is of the total amount bet) of 2.9%, AERL would have the same revenues at the MGM Grand Hotel as if it operated under a 1.25% fixed commission basis. However, if the win rate was over 2.9%, AERL would have more revenues than if it operated on the 1.25% fixed commission basis. Because the larger part of AERL’s revenues is now directly related to Rolling Chip Turnover, the Company is concentrating its marketing efforts to increase the number of patrons and the amount of play at its VIP gaming room that operates under the 1.25% fixed commission basis. Consequently, in order to increase the Rolling Chip Turnover, the Company reinvests its earnings to increase the amount of cage capital available to finance the increased patron activity. Based on a statistical average of 3.00%, AERL’s net profit before general and administrative expenses is typically 0.45% of the Rolling Chip Turnover.

Under the win/loss split model, AERL’s VIP gaming promoters’ gross win rate as a percentage of Rolling Chip Turnover has historically ranged between approximately 1.1% and 4.5%. The industry average gross win rate for Baccarat is approximately 2.85% to 3.00%. Theoretical win rates for AERL’s VIP gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. The gaming industry is characterized by an element of chance. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired AGRL on February 2, 2010. AGRL is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms AGRL’s VIP room gaming promoters currently participate in the promotion of two major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One of the VIP gaming rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A. The other Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau that is operated by Galaxy Casino, S.A.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, 646-450-8808
preissj@aerlf.com